UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 28, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change dated 28 June 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 28,2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: June 28, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

28 June 2016

BARCLAYS PLC

Appointment of a Non-executive Director

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Mary Francis CBE has been appointed as a Non-executive Director of Barclays effective from 1 October 2016.

Mary has extensive board-level experience across a range of industries and is currently serving on the boards of Swiss Re Group and Ensco plc.  She has previously served as Senior Independent Director on the board of Centrica and a non-executive director of Aviva, Cable & Wireless Communications, the Bank of England and Alliance & Leicester.  Mary has also had a distinguished and varied executive career including twelve years at HM Treasury, before serving as Private Secretary to the Prime Minister, Deputy Private Secretary to the Queen and as Director General of the Association of British Insurers.

Commenting, John McFarlane, Group Chairman, said, "I am pleased to announce Mary's appointment to the Barclays Board.  Mary brings extensive board-level experience across a number of different industries and having worked with her in the past I am fully aware of the wisdom and value she brings to the Board.  She is a very welcome addition to the Barclays Board."

There is no additional information required to be disclosed in relation to Mary Francis pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

-ENDS-

For further information please contact:

ANALYSTS AND INVESTORS	MEDIA
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 6927

About Barclays
Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays